October 4, 2012

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

WASHINGTON, D.C. 20549

Attn: David L. Orlic

Re:	Inphi Corporation Schedule TO-I Filed on September 20, 2012 File No. 005-85976

Dear Mr. Orlic:

On behalf of our client, Inphi Corporation (the “Company”), we are submitting the responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter dated September 28, 2012, with respect the Tender Offer on Schedule TO filed by the Company with the Commission on September 20, 2012, as subsequently amended (the “Schedule TO”). For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Comments

What happens if my employment terminates before tendered options are canceled…?, page 3

1.	You disclose that, in order to participate in the offer, an offeree must remain employed through the date on which surrendered options are cancelled, which is after the expiration date. Eligibility must be determined by no later than the expiration date. Please revise the terms of your offer.

Response: The Company hereby advises the Staff that the Company’s 2010 Stock Incentive Plan (the “2010 Plan”), under which the new stock options will be granted, requires that any individual receiving an equity grant must be an employee on the date such grant is made. All individuals participating in the 2010 Plan have been fully informed of the eligibility requirements of the 2010 Plan and received the original eligible stock options with full knowledge of such eligibility requirements. Thus, the Company believes that the disclosure should continue to provide that to be eligible to receive a Replacement Option an individual must remain eligible under the Company’s 2010 Plan through the date the new stock options are granted. The Company has added additional disclosure to remind eligible employees of the 2010 Plan’s requirements with respect to this matter.

Forward-Looking Statements, page 11

2.	Please revise this section to omit the references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Those provisions are inapplicable by their terms to statements made in connection with a tender offer.

Response: In response to the Staff’s comment, the Company has removed references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

October 4, 2012

Section 5. Withdrawal Rights and Change of Election, page 20

3.	Please disclose the date certain after which securities may be withdrawn pursuant to Rule 13e-4(f)(2)(ii). See Item 1004(a)(1)(vi) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised its disclosure in Section 5.

Section 6. Acceptance of Options for Exchange and Issuance of Replacement Options, page 21

4.	Please disclose the manner in which securities will be accepted for payment. See Item 1004(a)(1)(viii) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised its disclosure in Section 6.

Section 7. Conditions of the Offer, page 22

5.	You state that if any of the listed events shall have been determined by you to have occurred that in your judgment makes it inadvisable to proceed with the offer, you may terminate or amend the offer, or postpone the acceptance of any options. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Response: In response to the Staff’s comment, the Company has revised its disclosure in Section 7.

Section 16. Extension of Offer; Termination; Amendment, page 33

6.	In the second bullet point on the top of page 34, you state that you will extend the offer as necessary to ensure that at least 10 business days remain in the offer following a change in the type of options eligible to be tendered. Please advise how you determined that expanding the scope of the offer in this manner would not constitute a new offer requiring that the offer remain open for at least 20 business days following the change. See Rule 14e-1(a). We have similar concerns with respect to the third bullet point on the top of page 34.

Response: In response to the Staff’s comment, the Company has revised its disclosure in Section 16.

Election Form

7.	You have asked security holders to waive the right to claim any loss of opportunity as a result of participation in the offer (see the final clause immediately above the signature block). We view this as an impermissible waiver under Section 29(a) of the Exchange Act. Please revise.

Response: In response to the Staff’s comment, the Company has filed herewith as exhibit (a)(1)(M) the form of email that will be distributed to each eligible employee. In this email the Company releases each eligible employee from the loss of opportunity waiver and states it will not take any action to enforce such waiver. The Company has elected to provide this communication rather than sending a second election form to avoid unnecessary confusion on the part of the eligible employee as to which election form should be submitted. The form of email filed as exhibit (a)(1)(M) also serves to provide eligible employees with information concerning the amendment to the Offer to Exchange.

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October 4, 2012

In addition to our responses above, we acknowledge and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (415) 983-1021 or Allison Leopold Tilley at (650) 233-4518.

Sincerely,

/s/ Heidi E. Mayon
Heidi E. Mayon